FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

HURRAY! HOLDING’S STATEMENT ON POSSIBLE SHARE ACQUISITION
BEIJING, MAY 14 /PRNewswire-Asia/ — On April 29, 2009, Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News) announced that it had received from Best Prospect Overseas Limited (“Best Prospect”) an expression of interest in acquiring a 51% stake in the Company, subject to due diligence and other conditions. Subsequently, Best Prospect made a number of additional public announcements regarding its proposal, both before and after its withdrawal of such proposal on May 7, 2009.
Hurray! wishes to clarify for the benefit of its shareholders that in the months prior to Best Prospect’s public announcement of its proposal, there were oral and written communications between the Company and Jacky Tung and certain of his associates regarding possible transactions, which included an acquisition of shares. During this period, the Company’s board of directors reviewed publicly available information regarding Mr. Tung and such associates, who at one stage in the discussions indicated to the Company that they are representing Best Prospect. Based on the information gathered by the board and the communications between the parties, the Company’s board determined in March 2009 not to pursue this expression of interest further, due mainly to a lack of relevant information on the identities of the consortium which Best Prospect represents and the certainty and capacity of Best Prospect to fund its proposals, as well as reservations regarding the business and industry experience of Best Prospect’s representatives. The Company’s board does not have any additional information at this time which would alter this determination.
As noted in the April 29 announcement, the Company’s board is evaluating various strategic alternatives to maximize shareholder value. The board would like to reiterate that it is continuously reviewing market developments in the context of the Company’s strategic plans and long-term interests of shareholders.
The Company cautions that there can be no assurance that the consideration or exploration of any strategic alternative will result in a particular course of action.
About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music Group. The Company, through Fly Songs, also organizes concerts and other music events in China.
Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the decision by the Company to explore one or more strategic alternatives, including the ability to reach an acceptable agreement with respect to any strategic alternative; Company’s ability to implement a strategic alternative; whether the strategic alternatives could result in increasing shareholder value; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual reports on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:
Christina Low
Investor Relations Officer
Tel: 8610-84555532
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Songzuo Xiang
	Name:	Songzuo Xiang
	Title:	Chief Executive Officer

Date: May 15, 2009